Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

Joel W. Rotert, CPG
New Gold Inc.
Suite 1800, Two Bentall Centre
555 Burrard Street, Box 212.
Vancouver, BC, Canada V7X 1M9
Tel:  (604) 696-4100
E-mail:  joel.rotert@newgold.com

I, Joel W. Rotert, CPG, am employed as a Senior Exploration Geologist with New Gold Inc.

This certificate applies to the technical report titled “Technical Report, Capoose Gold-Silver Project, British Columbia, Canada” with an effective date of December 31, 2013 (the “technical report”).

I am a Certified Professional Geologist (11323) with the American Institute of Professional Geologists (AIPG).  I graduated with a Bachelor of Science in Geology from the University of Kansas in December, 1997 and with a Master of Science in Geoscience from the University of Nevada-Las Vegas in December, 2000.

I have practiced my profession continuously for the last 10 years with over 14 years cumulative experience.  I have been directly involved in mineral exploration, mine geology and geological modelling.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I supervised the Capoose project activities during 2012 and co-supervised activities as part of a greater regional exploration campaign during 2013.

I take full responsibility for section 7 of this report and collaborated with Geosim on sections 1-4, 8-12, and 15-19.

I have not had prior involvement with the property that is the subject of the Technical Report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

DATED this 23rd day of May, 2014

'Joel W. Rotert'

Joel W. Rotert, CPG